Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2019 and Declares Cash Distribution

Monaco, April 25, 2019, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2019.

Highlights

•                  Announced and, post quarter-end, completed the acquisition of the GasLog Glasgow from GasLog Ltd. (“GasLog”) for $214.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                  Entered into a new five-year amortizing revolving credit facility on February 20, 2019 (the “2019 Partnership Facility”), which successfully refinanced $354.4 million of current debt, due in November 2019, and delivered $90.0 million of incremental liquidity.

•                  Authorized a unit repurchase programme of up to $25.0 million of the Partnership’s common units.

•                  Drop-down pipeline increased to 13 vessels following successful chartering by GasLog of the GasLog Warsaw and Hull No. 2274 to subsidiaries of Endesa S.A. (“Endesa”) and JERA Co., Inc. (“JERA”), respectively.

•                  Post quarter-end, announced the appointment of Paolo Enoizi as Chief Operating Officer (“COO”) Designate with effect from August, 2019.

•                  Quarterly IFRS (as defined below) and Partnership Performance Results(2) for Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $86.3 million, $20.4 million, $27.0 million and $62.9 million, respectively.

•                  Cash distribution of $0.55 per common unit for the first quarter of 2019, unchanged from the fourth quarter of 2018 and 3.8% higher than the first quarter of 2018.

•                  Distribution coverage ratio(3) of 1.03x.

(1)                Adjusted Profit and EBITDA are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)                Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)                Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “In the first quarter, GasLog Partners continued to execute our strategy, announcing the accretive acquisition of the GasLog Glasgow and expanding our fleet to 15 LNG carriers. This transaction is the Partnership’s third completed drop-down in the last 12 months, and significantly increases our contracted Revenues, EBITDA, Distributable cash flow and contracted days to 91% in 2019 and 74% in 2020. As previously communicated, no new common equity was issued to fund this acquisition.

During the quarter, we refinanced in full our 2019 debt maturity with a new loan agreement at a reduced margin above the London Interbank Offered Rate (“LIBOR”) compared to the previous facility. The refinancing provides $90.0 million of incremental liquidity for the Partnership with an improved covenant package. Following the transaction, the Partnership’s next debt maturity is not until 2021.

Looking ahead, GasLog’s recent commercial successes, including new, multi-year charters with Endesa and JERA, have increased our drop-down pipeline to 13 vessels. Despite seasonal weakness in spot LNG shipping markets due to warmer than normal winter temperatures combined with high inventory levels, we expect the spot market to strengthen as we move through 2019, supported by the expected increase in new LNG supply over the balance of the year, especially from U.S. projects. With the GasLog Glasgow acquisition now closed, we are reiterating our year-on-year distribution growth guidance of 2% to 4% in 2019. Our guidance reflects the positive outlook for the LNG shipping market and our recently completed accretive acquisitions, while also considering our two scheduled dry-dockings and one vessel coming off charter in late 2019.

In addition, while we expect distributions to continue serving as our primary means of returning capital to unitholders, in the first quarter GasLog Partners authorized a unit buyback programme of up to $25.0 million, and we expect to opportunistically repurchase common units as market conditions warrant.”

Acquisition of the GasLog Glasgow

On March 13, 2019, we entered into an agreement with GasLog to acquire 100% of the shares in the entity that owns and charters to Shell the GasLog Glasgow, a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with Shell through June 2026 and Shell has an option to extend the charter for a period of five years.

The aggregate purchase price for the acquisition was $214.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) public offering in November 2018, and the assumption of the GasLog Glasgow’s outstanding indebtedness of $134.1 million. The acquisition closed on April 1, 2019.

Debt Refinancing

On February 20, 2019, GasLog Partners entered into a credit agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank, Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, of up to $450.0 million, in order to refinance the existing indebtedness due in November 2019 on five of its vessels. Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time for a period of five years. The total available facility amount will be reduced on a quarterly basis, with a final balloon amount payable concurrently with the last quarterly installment, if any, in February 2024. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth. Interest on the 2019 Partnership Facility is payable at a rate of LIBOR plus 2.0%-2.2%, which represents a reduced margin above LIBOR compared to the previous facility.

On March 6, 2019, the Partnership drew down $360.0 million under the 2019 Partnership Facility, out of which $354.4 million was used to refinance the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd, the respective entities owning the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

Unit Repurchase Programme

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, we may repurchase common units from time to time, at our discretion, on the open market or in privately negotiated transactions. Any repurchases are subject to market conditions, applicable legal requirements and other considerations. We are not obligated under the repurchase programme to repurchase any specific dollar amount or number of common units, and the repurchase programme may be modified, suspended or discontinued at any time or never utilized. As of April 25, 2019, GasLog Partners has not purchased any common units.

Appointment of COO Designate

On April 23, 2019, GasLog and GasLog Partners announced that Paolo Enoizi has been appointed as COO Designate with effect from August 2019.  Mr Enoizi was most recently Managing Director of Stolt Tankers BV Rotterdam, a subsidiary of Stolt Nielsen Limited (“Stolt Nielsen”), where he was responsible for the operation of over 100 chemical tankers, 200 people ashore and over 4,000 seafarers. His previous roles also included Director of Technical & Innovation and General Manager of Newbuilding & Technical. At Stolt Nielsen, he led major business transformations, integration of company acquisitions and operational improvement initiatives in areas such as process optimization, cost reductions, digitalization and business intelligence. Mr Enoizi will be based in Piraeus, Greece and will initially work alongside our current COO Richard Sadler to ensure a smooth transition of responsibilities.

ATM Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent. On February 26, 2019, the size of the ATM Programme was further increased from $144.0 million to $250.0 million.

No issuances of common units were made under the ATM Programme in the first quarter of 2019. Since the commencement of the ATM Programme through March 31, 2019, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit and net proceeds of $121.2 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 107,987 general partner units to its general partner. The net proceeds from the issuance of the general partner units were $2.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2018		December 31, 2018
Revenues	91,776	86,847	86,325	(6%	)	(1%	)
Profit	37,292	21,836	20,366	(45%	)	(7%	)
Adjusted Profit(2)	31,822	32,271	26,961	(15%	)	(16%	)
EBITDA(2)	66,968	68,662	62,901	(6%	)	(8%	)

(1)                “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)                Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

There were 1,254 operating days for the quarter ended March 31, 2019 as compared to 1,220 operating days for the quarter ended December 31, 2018 and 1,258 operating days for the quarter ended March 31, 2018.

The decrease in profit in the first quarter of 2019 as compared to the same period in 2018 is mainly attributable to a $12.0 million decrease in gain from the mark-to-market valuation of derivatives and a $5.5 million decrease in revenues due to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in May, June and September 2018, respectively. Following the expirations of their initial charters, the GasLog Shanghai has been trading in the spot market, the GasLog Santiago began a new multi-year charter in August 2018 and the GasLog Sydney began a new 18-month charter in December 2018. As a result, the average daily hire rate decreased from $72,954 for the three-month period ended March 31, 2018 to $68,840 for the three-month period ended March 31, 2019.

The decrease in profit in the first quarter of 2019 as compared to the fourth quarter of 2018 is mainly attributable to the reduced profits from operations and a write-off of unamortized loan fees of $1.0 million due to the refinancing of existing debt maturities by entering into the 2019 Partnership Facility, partially offset by a decrease of $4.8 million in mark-to-market loss on derivatives.

Following the implementation of IFRS 16 Leases on January 1, 2019, the Partnership’s leases on vessels’ equipment are recognized as a right-of-use asset and a corresponding liability on the date when the leased assets are available for use by the Partnership. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Historically, the respective expenses were included in Vessel operating costs ($0.2 million and $0.1 million for the three months ended March 31, 2018 and December 31, 2018, respectively).

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2018		December 31, 2018
Revenues	77,061	83,134	86,325	12%		4%
Profit	32,002	20,424	20,366	(36%	)	(0.3%	)
Adjusted Profit(2)	26,532	30,859	26,961	2%		(13%	)
EBITDA(2)	55,830	65,716	62,901	13%		(4%	)
Distributable cash flow(2)	27,462	31,401	27,608	1%		(12%	)
Cash distributions declared	24,272	26,929	26,929	11%		0%

(1)                “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)                Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

With respect to the Partnership Performance Results, there were 1,254 operating days for the quarter ended March 31, 2019 compared to 1,175 operating days for the quarter ended December 31, 2018 and 1,078 operating days for the quarter ended March 31, 2018. The increase in operating days is mainly attributable to the vessel drop-downs during 2018 (the GasLog Gibraltar on April 26, 2018 and the Methane Becki Anne on November 14, 2018).

The decrease in profit in the first quarter of 2019 as compared to the same period in 2018 is mainly attributable to a $12.0 million decrease in gain from the mark-to-market valuation of the derivatives attributable to the Partnership which were carried at fair value through profit or loss.

The decrease in profit in the first quarter of 2019 as compared to the fourth quarter of 2018 was minimal, as the reduced profits from operations and a write-off of unamortized loan fees of $1.0 million due to the refinancing of existing debt maturities by entering into the 2019 Partnership Facility were almost entirely offset by the decrease of $4.8 million in mark-to-market loss on derivatives and the incremental profit of a full quarter contribution from the drop-down of the Methane Becki Anne.

Preference Unit Distributions

On February 22, 2019, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.7083 per preference unit. The cash distributions were paid on March 15, 2019 to all unitholders of record as of March 8, 2019.

Common Unit Distribution

On April 24, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended March 31, 2019. The cash distribution is payable on May 10, 2019 to all unitholders of record as of May 6, 2019.

Liquidity and Financing

As of March 31, 2019, we had $101.4 million of cash and cash equivalents, of which $45.6 million was held in current accounts and $55.8 million was held in time deposits with an original duration of less than three months. An amount of $5.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under the 2019 Partnership Facility and prepaid in full their aggregate outstanding debt of $354.5 million, which would have been due in November 2019.

As of March 31, 2019, we had an aggregate of $1,207.0 million of indebtedness outstanding under our credit facilities, of which $70.7 million is repayable within one year. In addition, as of March 31, 2019, we had unused availability under our revolving credit facilities of $145.9 million.

On April 1, 2019, in connection with the acquisition of GAS-twelve Ltd., the entity that owns the GasLog Glasgow, the Partnership paid GasLog $93.9 million representing the difference between the $214.0 million aggregate purchase price and the $134.1 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners plus an adjustment of $14.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 51.0% of its floating interest rate exposure on its outstanding debt as of March 31, 2019, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place six forward foreign exchange contracts with GasLog with a notional value of €12.0 million and staggered maturities during 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

As of March 31, 2019, our current assets totaled $124.9 million and current liabilities totaled $111.9 million, resulting in a positive working capital position of $13.0 million.

LNG Market Update and Outlook

Despite LNG demand in the first quarter of 2019 being negatively impacted by warmer than usual weather in the Northern Hemisphere winter, global LNG imports during the period totalled 88 million tonnes (“mt”), compared to 79 mt in the first quarter of 2018, or 11% growth, according to Poten. In particular, China’s LNG imports totalled 15.3 mt, 24% growth over Q1 2018. Europe’s LNG imports in the first quarter more than doubled to 22 mt, compared to 10 mt in Q1 2018, as lower LNG prices made gas fired power generation more competitive than coal, indigenous gas production declined and LNG gained market share from pipeline imports. This more than offset import declines from major North East Asian consumers in Japan, South Korea and Taiwan (10%, 22% and 6% declines year-on-year, respectively), demonstrating the increasingly diverse and broad-based nature of LNG demand growth.

The longer-term outlook for natural gas demand continued to strengthen in the first quarter of 2019. Natural gas is increasingly seen as complementary to renewable energy in the transition away from fuels which emit high levels of carbon dioxide and other harmful emissions. LNG is expected to be the fastest growing hydrocarbon supply source. In its recent LNG Outlook 2019, Shell, one of the largest players in the global LNG market, forecasts that natural gas would satisfy 41% of global energy demand growth over the 2018-2035 period, with renewables satisfying 30%. Over this period, Shell forecasts that LNG will be the fastest growing gas supply source, with demand potentially reaching approximately 700 mt in 2035, compared to delivered volumes of 319 mt in 2018.

According to Wood Mackenzie, global LNG supply totalled 88 mt in the first quarter of 2019, 10% growth on the first quarter of 2018, principally driven by new supply additions in the U.S., Australia and Russia. For 2019, as a whole, supply is estimated by Wood Mackenzie to be 365 mt, or 38 mt (12%) higher than 2018, driven by the continued ramp-up of 2018 supply additions and new project start-ups in the U.S. (Cameron, Freeport, Elba Island and Corpus Christi Train 2) and Australia (Prelude). After a brief lull following the elevated levels of new offtake agreements seen in the second half of 2018, activity has recently picked up again with nine new long-term supply agreements agreed or signed for over 10 mt per annum (“mtpa”), according to Wood Mackenzie. Similarly, the approval process for major new liquefaction projects continues to build momentum, with Wood Mackenzie estimating that, in addition to the Golden Pass project which reached Final Investment Decision (“FID”) in February 2019, 50 mtpa of new capacity should be sanctioned in 2019, encompassing Arctic LNG-2 (Russia), Mozambique Area 1, Calcasieu Pass, Sabine Pass Train 6 (both U.S.) and Woodfibre LNG (Canada). A further 90 mtpa of capacity could also reach FID in 2019 or 2020, including the Qatar Megatrain expansion, Driftwood LNG and Freeport Train 4 (both U.S.), Rovuma LNG (Mozambique), Costa Azul (Mexico) and the expansion of the PNG LNG facilities in Papua New Guinea.

In contrast to these positive longer-term trends, the first quarter saw relatively weak LNG commodity and shipping markets. A combination of high inventory levels in key North East Asian gas markets ahead of the 2018-2019 winter and relatively mild temperatures during the winter period have led to reduced gas consumption and Asian LNG prices reaching their lowest levels since April 2016. Low LNG prices, particularly in North Asia, have reduced the incentive in recent months to ship LNG cargoes from the Atlantic Basin to the Pacific Basin, reducing tonne miles - a key driver of demand for LNG spot shipping. Furthermore, front-end weighting of 2019 LNG carrier newbuilding deliveries and unscheduled downtime at facilities in Australia and Malaysia all added to prompt shipping availability. Poten estimates that the number of monthly LNG cargo imports declined by 19% between December 2018 and February 2019, compared to an 11% decline between December 2017 and February 2018. There were 57 spot fixtures in the first quarter of 2019, a 19% decrease on the 70 spot fixtures in the same period in 2018. Independent shipowners accounted for 47% of spot fixtures in the first quarter, down from 51% in the same period in 2018, while the average duration of a spot fixture in the first quarter was broadly unchanged year-on-year at 28 days (29 days in the first quarter of 2018).

As a result of these trends in the first quarter, there was ample prompt vessel availability against a backdrop of weaker than expected demand due to warmer than normal winter temperatures. This in turn impacted headline spot LNG shipping rates, fleet utilization, positioning fees and ballast bonuses leading to a marked decline in spot vessel earnings in the first quarter of 2019 relative to the fourth quarter of 2018. TFDE headline rates, as reported by Clarksons, averaged $60,000 per day in the first quarter of 2019, compared to $68,000 per day in the first quarter of 2018 and $150,000 per day in the fourth quarter of 2018. Headline TFDE spot rates are currently assessed at $34,000 per day, with rates having stabilized in recent weeks as charterers look to capitalize on the recent fall in rates to lock in shipping capacity for the remainder of 2019 and into 2020. We expect that prompt vessel availability will decline throughout 2019 and 2020 given the significant forecasted LNG supply additions outlined above. As a result, we expect spot shipping rates to rise from current levels, with the magnitude and duration of that recovery dependent on several factors, particularly the pace and location of demand growth and cooling and heating demand during the Northern Hemisphere summer and winter respectively.

According to Poten, as of April 17, 2019, the LNG fleet and orderbook (excluding floating storage and regasification units (“FSRUs”) and vessels with capacity below 100,000 cbm) stood at 491 and 110 vessels respectively. Of the LNG carriers in the orderbook, 67, or 61%, are chartered on long-term contracts. 14 vessels were ordered in the first quarter of 2019, compared to 17 and 20 vessels in the first quarter of 2018 and the fourth quarter of 2018, respectively. These figures provide early indications that newbuild ordering may be slowing somewhat compared to newbuild ordering in 2018. This is a positive development which we believe is necessary to avoid an overbuilt market in 2021 and 2022, a period when LNG supply additions are forecast to slow before increasing again in 2023 and 2024.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2019 at 8:30 a.m. EDT (1:30 p.m. BST) on Thursday, April 25, 2019. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 8374838

A live webcast of the conference call will also be available on the Investor Relations page of the Partnership’s website at

http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  fluctuations in exchange rates, especially the U.S. dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and March 31, 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2018	March 31, 2019
Assets
Non-current assets
Other non-current assets	850	497
Derivative financial instruments	5,116	2,330
Vessels	2,315,823	2,292,183
Right-of-use assets	—	1,295
Total non-current assets	2,321,789	2,296,305
Current assets
Trade and other receivables	13,484	8,325
Inventories	3,169	4,098
Due from related parties	5,281	890
Prepayments and other current assets	1,175	1,632
Derivative financial instruments	4,615	3,640
Short-term investments	10,000	5,000
Cash and cash equivalents	129,125	101,353
Total current assets	166,849	124,938
Total assets	2,488,638	2,421,243
Partners’ equity and liabilities
Partners’ equity
Common unitholders (45,448,993 units issued and outstanding as of December 31, 2018 and March 31, 2019)	812,863	800,681
General partner (927,532 units issued and outstanding as of December 31, 2018 and March 31, 2019)	13,289	13,013
Incentive distribution rights	5,176	3,783
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and March 31, 2019)	348,331	347,839
Total partners’ equity	1,179,659	1,165,316
Current liabilities
Trade accounts payable	7,490	10,719
Due to related parties	2,022	210
Derivative financial instruments	1,253	1,676
Other payables and accruals	57,774	28,149
Borrowings—current portion	429,437	70,739
Lease liabilities—current portion	—	437
Total current liabilities	497,976	111,930
Non-current liabilities
Derivative financial instruments	3,543	4,966
Borrowings—non-current portion	805,560	1,136,292
Lease liabilities—non-current portion	—	674
Other non-current liabilities	1,900	2,065
Total non-current liabilities	811,003	1,143,997
Total partners’ equity and liabilities	2,488,638	2,421,243

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2018 and March 31, 2019

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2018	March 31, 2019
Revenues	91,776	86,325
Net pool allocation	—	34
Voyage expenses and commissions	(1,239)	(1,742)
Vessel operating costs	(18,777)	(17,118)
Depreciation	(20,089)	(20,380)
General and administrative expenses	(4,792)	(4,598)
Profit from operations	46,879	42,521
Financial costs	(16,440)	(17,902)
Financial income	526	624
Gain/(loss) on derivatives	6,327	(4,877)
Total other expenses, net	(9,587)	(22,155)
Profit for the period	37,292	20,366
Less:
Profit attributable to GasLog’s operations	(5,290)	—
Profit attributable to Partnership’s operations	32,002	20,366
Partnership’s profit attributable to:
Common units	24,057	12,529
General partner units	539	255
Incentive distribution rights	2,368	—
Preference units	5,038	7,582

Earnings per unit for the period (basic and diluted):
Common unit (basic and diluted)	0.59	0.28
General partner unit	0.64	0.28

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2018 and March 31, 2019

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2018	March 31, 2019

Cash flows from operating activities:
Profit for the period	37,292	20,366
Adjustments for:
Depreciation	20,089	20,380
Financial costs	16,440	17,902
Financial income	(526)	(624)
Unrealized (gain)/loss on derivatives held for trading	(6,370)	5,607
Share-based compensation	235	262
	67,160	63,893
Movements in working capital	(15,169)	(12,262)
Cash provided by operations	51,991	51,631
Interest paid	(17,550)	(20,622)
Net cash provided by operating activities	34,441	31,009
Cash flows from investing activities:
Payments for vessels’ additions	(8,241)	(2,216)
Return of capital expenditures	—	4,021
Financial income received	424	534
Maturity of short-term investments	—	10,000
Purchase of short-term investments	(5,000)	(5,000)
Net cash (used in)/provided by investing activities	(12,817)	7,339
Cash flows from financing activities:
Borrowings drawdowns	—	360,000
Borrowings repayments	(105,694)	(385,319)
Payment of loan issuance costs	—	(4,800)
Proceeds from issuance of preference units (net of underwriting discounts and commissions)	111,544	—
Payment of offering costs	(315)	(667)
Distributions paid	(27,464)	(35,219)
Payments for lease liabilities	—	(115)
Net cash used in financing activities	(21,929)	(66,120)
Decrease in cash and cash equivalents	(305)	(27,772)
Cash and cash equivalents, beginning of the period	149,455	129,125
Cash and cash equivalents, end of the period	149,150	101,353

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-fourteen Ltd. (the owner of the GasLog Gibraltar) and GAS-twenty seven Ltd. (the owner of the Methane Becki Anne), for the periods prior to their transfers to the Partnership on April 26, 2018 and November 14, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd. and GAS-twenty seven Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018 and November 14, 2018, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended March 31, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	14,715	77,061	91,776
Voyage expenses and commissions	(184)	(1,055)	(1,239)
Vessel operating costs	(3,186)	(15,591)	(18,777)
Depreciation	(3,303)	(16,786)	(20,089)
General and administrative expenses	(207)	(4,585)	(4,792)
Profit from operations	7,835	39,044	46,879
Financial costs	(2,552)	(13,888)	(16,440)
Financial income	7	519	526
Gain on derivatives	—	6,327	6,327
Total other expenses, net	(2,545)	(7,042)	(9,587)
Profit for the period	5,290	32,002	37,292

	For the three months ended December 31, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	3,713	83,134	86,847
Net pool allocation	—	3,277	3,277
Voyage expenses and commissions	(46)	(753)	(799)
Vessel operating costs	(681)	(14,986)	(15,667)
Depreciation	(934)	(19,681)	(20,615)
General and administrative expenses	(40)	(4,956)	(4,996)
Profit from operations	2,012	46,035	48,047
Financial costs	(601)	(16,285)	(16,886)
Financial income	1	719	720
Loss on derivatives	—	(10,045)	(10,045)
Total other expenses, net	(600)	(25,611)	(26,211)
Profit for the period	1,412	20,424	21,836

	For the three months ended March 31, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	86,325	86,325
Net pool allocation	—	34	34
Voyage expenses and commissions	—	(1,742)	(1,742)
Vessel operating costs	—	(17,118)	(17,118)
Depreciation	—	(20,380)	(20,380)
General and administrative expenses	—	(4,598)	(4,598)
Profit from operations	—	42,521	42,521
Financial costs	—	(17,902)	(17,902)
Financial income	—	624	624
Loss on derivatives	—	(4,877)	(4,877)
Total other expenses, net	—	(22,155)	(22,155)
Profit for the period	—	20,366	20,366

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on derivatives and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
Profit for the period	37,292	21,836	20,366
Depreciation	20,089	20,615	20,380
Financial costs	16,440	16,886	17,902
Financial income	(526)	(720)	(624)
(Gain)/loss on derivatives	(6,327)	10,045	4,877
EBITDA	66,968	68,662	62,901

	Partnership Performance Results
	For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
Profit for the period	32,002	20,424	20,366
Depreciation	16,786	19,681	20,380
Financial costs	13,888	16,285	17,902
Financial income	(519)	(719)	(624)
(Gain)/loss on derivatives	(6,327)	10,045	4,877
EBITDA	55,830	65,716	62,901

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
Profit for the period	37,292	21,836	20,366
Non-cash (gain)/loss on derivatives	(6,370)	10,435	5,607
Write-off and accelerated amortization of unamortized loan fees	900	—	988
Adjusted Profit	31,822	32,271	26,961

	Partnership Performance Results
	For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
Profit for the period	32,002	20,424	20,366
Non-cash (gain)/loss on derivatives	(6,370)	10,435	5,607
Write-off and accelerated amortization of unamortized loan fees	900	—	988
Adjusted Profit	26,532	30,859	26,961

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2018 (1)	December 31, 2018 (1)	March 31, 2019 (4)
Partnership’s profit for the period	32,002	20,424	20,366
Depreciation	16,786	19,681	20,380
Financial costs	13,888	16,285	17,902
Financial income	(519)	(719)	(624)
(Gain)/loss on derivatives	(6,327)	10,045	4,877
EBITDA	55,830	65,716	62,901
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(11,771)	(14,667)	(14,784)
Dry-docking capital reserve (2)	(3,245)	(3,675)	(3,882)
Replacement capital reserve (2)	(8,314)	(9,430)	(9,045)
Accrued preferred equity distribution	(5,038)	(6,543)	(7,582)
Distributable cash flow	27,462	31,401	27,608
Other reserves (3)	(3,190)	(4,472)	(679)
Cash distribution declared	24,272	26,929	26,929

(1)             Excludes amounts related to GAS-fourteen Ltd., the owner of the GasLog Gibraltar, and GAS-twenty seven Ltd., the owner of the Methane

Becki Anne, for the periods prior to their transfers to the Partnership on April 26, 2018 and November 14, 2018, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-fourteen Ltd. and GAS-twenty seven Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in April 2018 and November 2018, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)             Effective January 1, 2019, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect the upward movement of the USD LIBOR rates.

(3)             Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.

(4)             For the three months ended March 31, 2019, the cash distributions declared and the other reserves have been calculated based on the number of units issued and outstanding as of March 31, 2019.